NEWS RELEASE


DATE:             APRIL 28, 1999

CONTACT:          TRACEY MOSS
                  MARKETING DIRECTOR
                  COMMUNITY BANK SHARES OF INDIANA, INC.
                  (812)949-6885

          LOCAL BANK HOLDING COMPANY HOLDS ANNUAL SHAREHOLDERS MEETING

The area's largest locally owned bank holding company, Community Bank Shares of Indiana, Inc., held its annual meeting last week at the Koetter Forest Discovery Center in Starlight, Indiana. Over 85 shareholders attended this year's meeting, which featured an address by the Chairman, C. Thomas Young, the President and Chief Executive Officer, Michael L. Douglas, and the Chief Financial Officer, Jim Stutsman.

Community Bank Shares Chairman C. Thomas Young, led the meeting with introductions of the holding company's board of directors and senior management staff. He briefly updated shareholders on the company's new five story corporate headquarters and office complex which is nearing completion in downtown New Albany. He said, "This commitment to New Albany projects who and what our locally owned and managed company stands for. We are making a commitment to our community." The building which has been designed to house both Community Bank Shares corporate headquarters and the main office of Community Bank, the Floyd County affiliate of the holding company, will include approximately 20,000 plus square feet of Class A commercial space for lease on the third, fourth and fifth floors of the new building. Completion of the interior of the building is expected in June of this year, according to Young.


During the president's address, Douglas highlighted the accomplishments of Heritage Financial Services, which handled over 11 million in assets in 1998, and introduced Mary Pat Boone, the senior vice president of HFS, to the shareholders.

He also introduced Bob Taylor, the newly appointed president of NCF Bank & Trust. He spoke about the reopening of the NCF branch office in the historic downtown district and said, "We are very excited about the team of Taylor and
(Ben) Wathen to lead our future in the area." He also stated that Taylor is expected to take in active role in the holding company as senior vice president of retail banking. He will be working with the director of marketing, Tracey Moss, on the introduction of new products for the company's retail consumers.

Jim Stutsman, reported that the holding company's consolidated assets rose to $331,945,000 for year end 1998, an increase of 15.06% from the previous year end when consolidated assets were $288,486. Dividends per share were also up 14.29%, from 0.42 year end 1997 to 0.48 year end 1998. Earnings for the first quarter were also released by the CEO at $860,571, up 20.70% from first quarter 1998 earnings of $713,005.

At Douglas's return to the podium, he closed his address with congratulations to Tom Jones and his successful first year as president and CEO of Community Bank, particularly to the growth of the business services area, and to Pat Daily, president and CEO of Heritage Bank, for taking on the most challenging of all growth expectations for the '98 and '99 banking years. Douglas said, "Both executives have proven to have been the right choice, both in their performance numbers at their respective banks and for their leadership abilities which have guided the impressive performances of their staff." He continued, "In 1999, we have assigned some large challenges for all of our banks, and it is evident from our first quarter earnings that we are well on our way to reaching those performance levels."

To close the meeting, Mr. Young announced that Robert E. Yates, who had been serving as a director at the holding company this past year, and was the previous president/CEO of Community Bank, Heritage Bank, and Community Bank Shares until May of 1998, was retiring from the board of directors. Both Douglas and Young thanked him for his many years of devoted service, and for the growth he achieved for the company while he was with it. Young noted, "Yates was the leader of an outstanding team of individuals. Together they brought this company through new charters and our public conversion. Over the last year Mike (Douglas) has proven that he, too, can lead our team to new opportunities and growth. 1999 is already proving to be a solid year ." Young closed by thanking Yates, for traveling back and forth from his new home in South Carolina to remain on the board this past year and officially accepted his resignation. He then thanked Mike Douglas for an outstanding year.

Later, Dale Orem, Kerry Stemler, and Michael L. Douglas were re-elected to the Community Bank Shares board of directors. At a separate organizational meeting, following the annual meeting, Kerry Stemler, Gordon Huncilman, Michael L. Douglas and Tom Jones were re-elected to the Community Bank board. Prior to the shareholders meeting, on April 15th, Steve Stemler, Dale Orem and Michael Douglas were re-elected to the Heritage Bank board.

Community Bank Shares of Indiana, Inc., is the largest locally owned bank holding company headquartered in Southern Indiana. The company is listed in the NASDAQ small cap market and trades under the symbol, CBIN.